FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X               Form 40-F

HSBC HOLDINGS PLC

27 June 2023

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The following transactions of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company"), relating to the first interim dividend for 2023 (the "interim dividend"), took place on 23 June 2023:

1.   Shares allocated in lieu of the interim dividend

The following transactions relate to additional Shares being allocated to PDMRs' unvested share plan interests in lieu of the interim dividend at US$7.52674 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 11 May and 17 May 2023, converted into USD.

Directors

Name	Shares allocated
Noel Quinn	254

Other PDMRs

Name	Shares allocated
Colin Bell	188
Pam Kaur	194
Ian Stuart	165

2.   Acquisitions as part of the reinvestment of the interim dividend

The following transactions relate to additional Shares being added to PDMRs' vested share plan interests through the automatic reinvestment of the interim dividend. The price per Share was £6.01931.

Other PDMRs

Name	Shares acquired
David Liao	5,211
Nuno Matos	1747.53713
Stephen Moss	1,867
Barry O'Byrne	3,439
Michael Roberts	6,394
Surendra Rosha	2097.64149
Ian Stuart	10

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the first interim dividend for 2023			Price	Volume	Total
			US$7.53	254	US$1,911.79
		Aggregated	US$7.527	254	US$1,911.79

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the first interim dividend for 2023			Price	Volume	Total
			US$7.53	188	US$1,415.03
		Aggregated	US$7.527	188	US$1,415.03

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the first interim dividend for 2023			Price	Volume	Total
			US$7.53	194	US$1,460.19
		Aggregated	US$7.527	194	US$1,460.19

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the first interim dividend for 2023			Price	Volume	Total
			£6.02	5,211	£31,366.62
		Aggregated	£6.019	5,211	£31,366.62

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the first interim dividend for 2023			Price	Volume	Total
			£6.02	1,747.53713	£10,518.97
		Aggregated	£6.019	1,747.53713	£10,518.97

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Türkiye

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the first interim dividend for 2023			Price	Volume	Total
			£6.02	1,867	£11,238.05
		Aggregated	£6.019	1,867	£11,238.05

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the first interim dividend for 2023			Price	Volume	Total
			£6.02	3,439	£20,700.41
		Aggregated	£6.019	3,439	£20,700.41

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the first interim dividend for 2023			Price	Volume	Total
			£6.02	6,394	£38,487.47
		Aggregated	£6.019	6,394	£38,487.47

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the first interim dividend for 2023			Price	Volume	Total
			£6.02	2,097.64149	£12,626.35
		Aggregated	£6.019	2,097.64149	£12,626.35

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the first interim dividend for 2023			Price	Volume	Total
			US$7.53	165	US$1,241.91
		Aggregated	US$7.527	165	US$1,241.91

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-23	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the first interim dividend for 2023			Price	Volume	Total
			£6.02	10	£60.19
		Aggregated	£6.019	10	£60.19

For any queries related to this notification, please contact:

Bayo Adeyeye
Corporate Governance & Secretariat
+44 (0) 203 359 2160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 27 June 2023